Exhibit 99(a)(1)(B)

SHORETEL, INC.

LETTER OF TRANSMITTAL

Participation Instructions:

1.	Complete this form, sign it, and fax it to ShoreTel Stock Administration at (408) 962-2516, email it to options@shoretel.com or deliver it to Stock Administration, ShoreTel, Inc., 960 Stewart Drive, Sunnyvale, California 94085, as soon as possible, but in any event, BEFORE 5:00 P.M., PACIFIC TIME, ON FEBRUARY 2, 2009.

2.	Ensure that you receive confirmation of receipt within three business days. Note that employees who return forms after January 30, 2009 may not receive timely confirmation.

I am a U.S. employee of ShoreTel, Inc. (“ShoreTel”.) I have received and read the Offer to Exchange, including the Summary Term Sheet. I understand that I may cancel any stock options having an exercise price equal to or greater than $9.50 per share. In return, I will be granted a new nonqualified stock option to receive the same number of shares on the first trading day following the expiration of the Offer to Exchange (the “replacement grant date”), provided that I am still employed by ShoreTel on that date. My new option(s) will vest as follows:

New Option for New Hire Option Grant

•	25% on the one year anniversary of the replacement grant date; and

•	the remaining unvested portion of my new options will vest ratably over the next 36 months following the first anniversary replacement grant date.

New Option for Follow-On Option Grant

•	50% on the two year anniversary of the replacement grant date; and

•	the remaining unvested portion of my new options will vest ratably over the next 24 months following the second anniversary replacement grant date.

The term of the new options will be 7 years from the replacement grant date.

I understand that my employment with ShoreTel is on an at-will basis and that nothing in the Offer to Exchange modifies or changes that, and that if my employment with ShoreTel or one of its subsidiaries is terminated by me or ShoreTel voluntarily, involuntarily, or for any reason or no reason, before my new option is granted, I will not have a right to any stock options that were previously cancelled, and I will not have a right to the grant that I would have been eligible to receive on the replacement grant date.

I also understand that except for the new exercise price, change in vesting, change in term and status as a nonqualified stock option for cancelled incentive stock option, the terms and conditions of the new options will be substantially similar to the cancelled options.

I recognize that, under certain circumstances stated in the Offer to Exchange, ShoreTel may terminate or amend the Offer to Exchange and postpone its acceptance and cancellations of any options elected for exchange. In such event, I understand that the options delivered with this letter of transmittal but not accepted for exchange will be returned to me.

{Individual optionee information provided here}

I have reviewed the list of my options shown above and I hereby elect to cancel and give up my entire ownership interest in the options I have marked with an “X”. I understand they will become null and void on the date the Company accepts my options for exchange. I acknowledge that this election is entirely voluntary. I ALSO ACKNOWLEDGE THAT I WILL BE UNABLE TO REVOKE THIS LETTER OF TRANSMITTAL AFTER 5:00 P.M., PACIFIC TIME, ON FEBRUARY 2, 2009.

Date:
Signature of Optionee

Name of Optionee

Social Security Number